SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                               SCHEDULE 13D/A
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 5)


                         Genovese Drug Stores, Inc.
                              (Name of Issuer)

              Class A Common Stock, par value $1.00 per share
                       (Title of Class of Securities)

                                372442 20 2
                               (CUSIP Number)

                            Gene L. Wexler, Esq.
                         Genovese Drug Stores, Inc.
                              80 Marcus Drive
                          Melville, New York 11747
                               (516) 845-8433
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               March 1, 1999
          (Date of Event Which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
                             following box |X|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the
                       Act (however, see the Notes).


                       (Continued on following pages)
                           (Page 1 of 7 Pages)

CUSIP No. 372442 20 2               13D                   Page 2



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Leonard Genovese
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [x]
                                                             (b)  [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
          00
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES               0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*
                                                                      [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 372442 20 2               13D                   Page 3


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Frances Genovese Wangberg
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [x]
                                                             (b)  [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
       00
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*
                                                                      [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This report on Schedule 13D is hereby amended and restated in its entirety as follows:


Item 1.  Security and Issuer.

          The securities to which this statement relates are the shares of Class A Common Stock of the Issuer (the "Class A Common Stock"). The principal offices of the Issuer are located at 80 Marcus Drive, Melville, New York 11747.


Item 2.  Identity and Background

             (a)  Names:

                  Leonard Genovese
                  Frances Genovese Wangberg

             (b)  Business Addresses:

                  Genovese Drug Stores, Inc.
                  80 Marcus Drive
                  Melville, New York 11747

             (c) Employment and Name, Principal Business and Business Address of Employer:

                  Mr. Genovese is the Chairman of the Board, President and Chief Executive Officer of the Issuer. Until March 1, 1999 (the "Closing Date"), Mrs. Wangberg was a Director of the Issuer. The principal business of the Issuer is the operation of retail drug stores. The business address of the Issuer is 80 Marcus Drive, Melville,
                  New York 11747.

             (d)  Criminal convictions:

                  During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

             (e)  Civil Proceedings Regarding Securities Violations:

                  During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (f)  Citizenship:

                  United States of America


Item 3.  Source and Amount of Funds or Other Consideration.

                  See Item 4 below.

Item 4.  Purpose of Transaction

          (a) - (b) As previously reported in an Amendment to this Schedule, J.C. Penney Company, Inc., a Delaware corporation, ("Parent") and Legacy Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent ("Sub") entered into an Agreement and Plan of Merger dated as of November 23, 1998 (the "Merger Agreement"), a copy of which is filed herewith as Exhibit 1. In accordance with the terms of the Merger Agreement (i) Sub was merged with and into the Issuer (the "Merger") on the Closing Date, whereupon the separate corporate existence of Sub ceased, and the Issuer became the surviving corporation (the "Surviving Corporation") and (ii) with the exception of (x) shares of Common Stock (as defined below) owned by the Issuer, Parent or Sub, (y) fractional shares and (z) shares of Class B Common Stock of the Issuer, ("Class B Common Stock") for which the holders may demand appraisal rights under Delaware law, at the Closing Date each issued and outstanding share of Class A Common Stock (together with the Class B Common Stock, the "Common Stock"), and Class B Common Stock was converted into the right to receive 0.6709 of a fully paid and nonassessable share of common stock, par value, $0.50 per share, of Parent ("Parent Common Stock").

          On the Closing Date, pursuant to the terms of the Merger Agreement, the 4,231,879 shares of Common Stock beneficially owned by the Reporting Persons were converted into 2,839,167 shares of Parent Common Stock. Accordingly, the Reporting Persons no longer beneficially own any shares of Common Stock of the Issuer.

          (c) Not applicable.

          (d) Pursuant to the Merger Agreement, on the Closing Date the directors and officers of Sub immediately prior to the Closing Date became the directors and officers of the Surviving Corporation.

          (e) Pursuant to the Certificate of Merger, merging Sub with and into the Issuer, filed with the Office of the Secretary of State of Delaware on the Closing Date (the "Certificate of Merger"), the Surviving Corporation is authorized to issue 1,000 shares of common stock of one dollar par value. A copy of the Certificate of Merger is attached herewith as Exhibit 2.

          (f) Not applicable.

          (g) Not applicable.

          (h) As a result of the transaction described in paragraph (a) above, the shares of Class A Common Stock will be delisted from the American Stock Exchange.

          (i) Not applicable.

                  (j) Not applicable.


Item 5.  Interest in Securities of the Issuer

          (a) - (d) Pursuant to the transaction described in Item 4 above, the Reporting Persons no longer beneficially own any interests in any securities of the Issuer.

          (e) The Reporting Persons ceased to be beneficial owners of more than five percent of the Class A Common Stock on the Closing Date.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          As previously reported in an Amendment to this Schedule, on June 30, 1997 the Reporting Persons entered into a stockholders agreement (the "1997 Stockholders Agreement") a copy of which is attached herewith as
Exhibit 3. As required by the terms of the Merger Agreement, the Reporting Persons entered into a termination agreement dated as of the Closing Date (the "Termination Agreement") terminating the 1997 Stockholders Agreement as of the Closing Date. A copy of the Termination Agreement is attached herewith as Exhibit 4.

          As previously reported in an Amendment to this Schedule, on November 23, 1998, the Reporting Persons and the holders of Common Stock identified in Schedule I to the 1997 Stockholders Agreement entered into a stockholders agreement (the "Company Stockholders Agreement"), a copy of which is attached herewith as Exhibit 5. Pursuant to its terms, the Company Stockholders Agreement terminated on the Closing Date.

          With the exception of the 1997 Stockholders Agreement and the Company Stockholders Agreement described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among or between the Reporting Persons and any other persons with respect to any securities of the Issuer.


Item 7.  Materials To Be Filed as Exhibits


  Exhibit    Description

     1 Agreement and Plan of Merger, dated as of November 23, 1998, among Parent, Legacy Acquisition Corp. and the
             Issuer (previously filed with Amendment No. 4 to this
             Schedule 13D).

     2 Certificate of Merger Merging Legacy Acquisition Corp. with and into Genovese Drug Stores, Inc. dated as of March 1, 1999.

     3 Stockholders Agreement dated as of June 30, 1997, by and among certain stockholders of Genovese Drug Stores, Inc., including Leonard Genovese and Frances Genovese Wangberg (previously filed with Amendment No. 3 to this
             Schedule 13D).

     4 Termination Agreement dated as of March 1, 1999, by and among certain stockholders of Genovese Drug Stores, Inc., including Leonard Genovese and Frances Genovese Wangberg.

     5 Company Stockholders Agreement, dated as of November 23, 1998 among Parent and certain stockholders of Genovese Drug Stores, Inc. including the Reporting Persons (previously filed with Amendment No. 4 to this
             Schedule 13D).

                                 SIGNATURE

          After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and accurate.


                                   /s/ Leonard Genovese
                                   -----------------------------------
                                   Leonard Genovese


                                   /s/ Frances Genovese Wangberg
                                   -----------------------------------
                                   Frances Genovese Wangberg